

SECURI 02007619 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE
8-49900



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen & Cramer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1499 West Palmetto Park Road, Suite 170
(No. and Street)

Boca Raton	FL	33486
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Cohen 561-447-6969
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name - if *individual, state last, first, middle name)*

1900 NW Corp. Blvd. Suite 300	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 24037a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen & Cramer, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



Lisa Scarabino
MY COMMISSION # DD018202 EXPIRES
May 8, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 24037a-5(e)(3).*

COHEN & CRAMER, INC.

Financial Statements

December 31, 2001

COHEN & CRAMER, INC.
TABLE OF CONTENTS
DECEMBER 31, 2001

INDEPENDENT AUDITOR'S REPORT	F-2
FINANCIAL STATEMENTS:	
Statement of Financial Condition	F-3
Statement of Income	F-4
Statement of Changes in Stockholders' Equity	F-5
Statement of Cash Flows	F-6
Notes to Financial Statements	F-7 – F-10
INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION	F-11
SUPPLEMENTARY INFORMATION:	
Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1	F-12
Statement Pursuant to Rule 17a-5(d)(4)	F-13
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	F-13
Statement Pursuant to Exemptive Provision Under Rule 15c3-3	F-13


GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Cohen & Cramer, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Cohen & Cramer, Inc., as of December 31, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cohen & Cramer, Inc., as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co.

Goldstein Lewin & Co.

Boca Raton, Florida
February 20, 2002

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

COHEN & CRAMER, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$	1,851
Commissions Receivable		1,980
Securities Owned:		
Marketable Equity Securities		69,387
Not Readily Marketable, at Estimated Fair Value		2,200
Loan Receivable – Stockholder		97,426
Furniture and Office Equipment at Cost		
Less: Accumulated Depreciation of $6,687		1,748
Deposits		663
TOTAL ASSETS	$	175,255

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	4,606
Accrued Liabilities		15,752
Payable to Broker-Dealers and Clearing Organizations		19,602
Securities Sold, Not Yet Purchased, at Market		1,440
Income Tax Payable		8,200
Deferred Income Taxes Payable		6,300
		55,900
Commitments		
Subordinated Borrowings:		
Notes Payable – Stockholder		33,000
STOCKHOLDERS' EQUITY		
Common Stock, Par Value $1 Per Share;		
1,000 Shares Authorized, Issued and Outstanding		1,000
Additional Paid-in Capital		33,914
Retained Earnings		51,441
		86,355
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	175,255

The Accompanying Notes are an Integral Part of These Financial Statements

COHEN & CRAMER, INC.
STATEMENT OF INCOME
Year Ended December 31, 2001

REVENUE		
Commissions	$	146,801
Dividends		854
Trading Gains and (Losses)		(6,175)
		141,480
EXPENSES		
General and Administrative		93,330
Officer's Compensation		30,000
Interest		2,640
		125,970
Income Before Provision for Income Taxes		15,510
Provision for Income Taxes		3,200
Net Income	$	12,310

COHEN & CRAMER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL EQUITY
Balance, December 31, 2000	$ 1,000	$ 33,914	$ 39,131	$ 74,045
Net Income			12,310	12,310
Balance, December 31, 2001	$ 1,000	$ 33,914	$ 51,441	$ 86,355

COHEN & CRAMER, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	12,310
Adjustments to Reconcile Net Income		
to Net Cash Provided By Operating Activities:		
Depreciation		1,234
Amortization		876
Unrealized (Gain) on Marketable Securities		(13,427)
Change in Assets and Liabilities:		
(Increase) Decrease In:		
Commissions Receivable		2,933
Increase (Decrease) In:		
Accounts Payable		(5,476)
Accrued Liabilities		(1,864)
Deferred Income Taxes		2,700
Income Taxes Payable		100
Payable to Broker-Dealers and Clearing Organizations		19,602
Net Cash Provided By Operating Activities		18,988
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances to Stockholder		(31,654)
Decrease in Cash		(12,666)
Cash:		
Beginning		14,517
Ending	$	1,851
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Cash Payments For Interest	$	9,101

COHEN & CRAMER, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cohen & Cramer, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in the State of Florida on December 5, 1996.

Securities Transactions

The Company has an agreement for securities clearance services with a clearing broker-dealer. As a broker-dealer, the Company executes all trades through this clearing organization on a fully disclosed basis receiving a commission from the clearing organization. The agreement for securities services is cancelable at any time by either party. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers.

Commissions Receivable

Commissions receivable consists of amounts primarily due from the Company's clearing organization and are recorded on the trade-date basis. Commissions due the Company are remitted within ten days after the close of the previous month. At December 31, 2001, management determined that no provision for bad debt is necessary.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on an accelerated basis over estimated useful lives of five years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

COHEN & CRAMER, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

Marketable equity securities owned consist of trading securities and are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE 2: SECURITIES OWNED AND SOLD, NOT YET PURCHACED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$ 69,387	$ -
Options	-	1,440
	$ 69,387	$ 1,440

Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities and consist of:

	Owned
Corporate Stocks	$ 2,200

The Company is a correspondent with a securities clearing organization. Pursuant to a security deposit agreement, the Company has deposited marketable securities with the clearing organization. These securities are held to collateralize the representations and performance obligations of the Company arising out of an agreement for securities clearance services. This deposit may increase upon request of the clearing organization. The amount deposited is to be returned upon cancellation of this agreement, subject to any final charges or amounts due to the clearing organization. At December 31, 2001, the amount of the security deposit requirement was approximately $15,000.

NOTE 3: LONG-TERM DEBT

On January 1, 1997, the Company entered into a subordinated loan agreement for equity capital and promissory notes with the National Association of Securities Dealers (NASD) between the stockholders (Lenders) and the Company (Broker-Dealer). The agreement restricts the payment of principal and any interest. This restriction may be waived by written consent of the NASD. As of December 31, 2001, the Company has not received consent by the NASD to a waiver of restriction. The stated interest rate on the note is eight percent (8%) and matures on January 1, 2003.

COHEN & CRAMER, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3: LONG-TERM DEBT (CONTINUED)

At December 31, 2001, no current amount was due on this note.

Interest expense for the year ended December 31, 2001 was $2,640 and the accrued interest, included in accrued liabilities, amounted to $4,099 at December 31, 2001.

These notes are available in computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 5).

NOTE 4: LOAN RECEIVABLE - STOCKHOLDER

The Company advanced an officer/stockholder of the Company $97,426 for the year ended December 31, 2001. No interest is charged on the advance.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the company had net capital of $7,373 which is $2,373 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 6.53 to 1.

NOTE 6: INCOME TAXES

The current and deferred portion of the provision for income taxes for the year December 31, 2001 are as follows:

	Current	Deferred	Total
Federal Income Taxes	$ 500	$ 1,950	$ 2,450
State Income Taxes	-	750	750
Total	$ 500	$ 2,700	$ 3,200

The deferred tax liability arises from the tax effect of the temporary difference related to the unrealized gain/loss on marketable equity securities held.

COHEN & CRAMER, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7: COMMITMENTS

The Company leases its office space under a leasing agreement dated January 30, 2001, for which an addendum was executed on September 1, 2001. The lease addendum provides for a monthly base rental of $500 and a term of one year expiring August 31, 2002. Total rent expense for the year ended December 31, 2001 was $5,871. At December 31, 2001, minimum rental payments due under non-cancelable leasing agreements consisted of the following:

Year Ending December 31, 2002	$ 4,000

NOTE 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.



GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
Cohen & Cramer, Inc.
Boca Raton, Florida

We have audited the accompanying financial statements of Cohen & Cramer, Inc. as of December 31, 2001 and for the year then ended, and have issued our report thereon dated February 20, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Lewin & Co.

Goldstein Lewin & Co.

Boca Raton, Florida
February 20, 2002

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

COHEN & CRAMER, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2001

NET CAPITAL	
Total Stockholders' Equity from	
the Statement of Financial Condition	$ 86,355
Add: Subordinated Borrowings Allowable in	
Computation of Net Capital	33,000
Other (Deductions) or allowable Credits-	
Deferred Income Taxes Payable	6,300
	125,655
Deductions:	
Total Nonallowable Assets:	
Securities not Readily Marketable	2,200
Loan Receivable from Stockholder	97,426
Furniture and Office Equipment, Net	1,748
Deposit	663
	102,037
Net Capital Before Haircuts on	
Securities Positions	23,618
HAIRCUTS ON SECURITIES POSITIONS:	
Corporate Stock	10,192
Undue Concentration in Corporate Stock	6,053
Net Capital	$ 7,373
AGGREGRATE INDEBTEDNESS	
Accounts Payable	$ 4,606
Accrued Liabilities	15,752
Payable to Broker-Dealers and Clearing Organizations	19,602
Income Tax Payable	8,200
	$ 48,160
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Required Net Capital	$ 5,000
Excess Net Capital at 1500%	$ 2,373
Excess Net Capital at 1000%	$ 2,557
Ratio of Aggregate Indebtedness to Net Capital	6.53 to 1

COHEN & CRAMER, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001.)

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	18,076
Audit Adjustment to:		
Increase Payroll Taxes Payable		(4,654)
Increase Haircuts on Securities		(6,249)
Increase in Income Taxes Payable		(500)
Increase Deferred Tax Benefit		700
Net Capital Per Above	$	7,373

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2001 to December 31, 2001, there were no changes in liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph k(2)(ii) of the Rule.



GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

To the Stockholders
Cohen & Cramer, Inc.
Boca Raton, FL

In planning and performing our audit of the financial statements and supplemental schedules of Cohen & Cramer, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Goldstein Lewin & Co.

Boca Raton, Florida
February 20, 2002